Exhibit 99.3

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Inc. CEO Issues Biannual Update to Shareholders

December 11, 2008 – Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) is pleased to announce that Mr. Paul Sarjeant, B.Sc., P.Geo, President and Chief Executive Officer of Grandview Gold Inc. has issued his biannual update to shareholders.

The full text of the update can be found on the Grandview Gold Inc website at http://grandviewgold.com/Media_Centre/Company_News/?nid=99

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, please contact Paul Sarjeant at 416.486.3444 #113 or visit www.grandviewgold.com

This document may contain forward-looking statements, relating to the Company’s operations or to the environment in which it operates, which are based on Grandview Gold Inc.’s operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc.’s control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events of otherwise.